Mail Stop 4561

October 23, 2007

By U.S. Mail and facsimile to (212) 793-0408.

Gary Crittenden
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

      Re: Citigroup, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 23, 2007
             File No. 001-09924

Dear Mr. Crittenden:

We have reviewed your response filed with the Commission on August 20, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to this comment in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Revenue and Expense Items

U.S. Consumer Lending, page 26

1.   We note your response to our prior comment 2 in our letter dated July 3, 2007 in which you state that you did not disclose the amount of mortgage backed securities and residual interests collateralized by non-prime mortgages held by U.S. Consumer due to immateriality. From your disclosures in your Forms 8-K filed on October 15, 2007 and October 1, 2007, it appears that you do have a material exposure to non-prime instruments as these instruments caused you to

record a $1.56 billion loss in the third quarter. Please revise to disclose the specific amount of your exposure to these types of instruments. Please separately quantify the amount of exposure related to loans held for investment, loans held for sale, investments held as a result of securitizations, and any other types of instruments you may hold for each segment in which you have exposure. Quantify the amount of non-prime loans you hold in your loan warehousing facility at each period end.

Off Balance Sheet Arrangements, page 92

2.   Please tell us whether you are providing any support to your off-balance sheet entities that is different than what you are contractually committed to. If so, please tell us and disclose the nature of this additional support and tell us whether you considered this a reconsideration event for purposes of your FIN 46R analysis. If not, why not?

Note 4. Business Segments, page 120

3.   We note your response to our prior comment 4 in our letter dated July 3, 2007. We also note your disclosures made in Citigroup's 2006 Form 10-K referenced in your response. Your measures of Return on Risk Capital and Return on Invested Capital constitute non-GAAP measures as defined by Item 10(e) of Regulation S-X. These measures are exempted from the non-GAAP disclosures if they are considered measures of profit or loss reported to the chief decision maker and are disclosed in your financial statements pursuant to the requirements of SFAS 131. Therefore, please revise to present these measures in your audited financial statement footnotes as a part of your segment disclosures under SFAS 131. Alternatively, please provide the non-GAAP disclosures required by Item 10(e) of Regulation S-X.

Note 23, Derivative Activities, page 148

Off Balance Sheet Arrangements, page 92

4.   We note that you use the matched terms method of assessing hedge effectiveness for certain of your cash flow hedges. In light of all of the terms that you state must exactly match, and the fact that you do not specifically exclude any terms from consideration when applying the matched terms method, please tell us whether these relationships either (a) do not qualify for the shortcut method, or (b) they could qualify for the shortcut method, but you have not elected to use that approach. If (a) is true, please tell us which requirement(s) of the shortcut method were not met.

5.   Please refer to our prior comment 5 in our letter dated July 3, 2007. We note that you consider the regression outputs of r and r^2 and r when determining whether your hedges were effective for the floating rate available-for-sale debt securities and held for sale mortgage loans, respectively. Please tell us why you do not include slope and T-test in your assessment of hedge effectiveness. Additionally, please tell us the software you use to obtain the regression outputs for your analysis. Refer to the speech given by John James at the 2003 Thirty-First AICPA National Conference on Current SEC Developments, which highlighted the minimum number of measures a company should consider if they were using a statistical technique to assess effectiveness.

6.   Please refer to our prior comment 5 in our letter dated July 3, 2007. Please clarify what you mean when you state that r^2 is the "primary consideration" in your hedge effectiveness testing and that you do not specifically exclude any regression outputs from consideration. For example, tell us whether based on your methodology you could pass the r^2 test and fail the slope or T-test and still conclude that the hedge is highly effective.

7.   Please refer to our prior comments 6 and 7 in our letter dated July 3, 2007. The information you provided in your response relates only to December 31, 2006 and March 31, 2007. Please provide the information requested for all reported periods contained in your Form 10-K. Further, please tell us the specific hedging strategies in existence during all reported periods for which you changed your method of assessing hedge effectiveness.

8.   We have reviewed your response to prior comment 7 from our letter dated July 3, 2007. Please provide us with the following additional information to help us understand your hedge accounting process in more detail:

- Describe the specific considerations each segment would make in determining whether it should enter into a derivative instrument directly with an external counterparty or through a trading desk. For example, in all cases would the segment enter into a derivative transaction with the trading desk if the pricing was cheaper as compared to a third party, or do other factors come into play?

- Describe in detail how the internal trading desk obtains an order for an external derivative hedging instrument with terms matching that of the internal derivative, including a discussion of the time period involved in obtaining the matching external derivative.

- Tell us whether cash is exchanged with (either exchanged or received) the external counterparty to compensate for any market rate movements between the time the internal swap and matching trade are executed.

- In cases where the segment enters into a derivative transaction with the internal trading desk, tell us whether the internal trading desk receives a dealer profit for executing a trade with an external counterparty on behalf of the segment or if it passes along the external derivative to the hedging segment at market price.

- If the internal trading desk receives a dealer profit, tell us how that profit is accounted for in the consolidated financial statement.

- Tell us whether you have ever used the shortcut method of accounting for these hedging relationships.

- Tell us how you assess hedge effectiveness for these hedges.

9. Please refer to our previous comment 8 in our letter dated July 3, 2007. Please tell us which hedging strategies you are no longer using the short cut method to assess hedge effectiveness, and the reasons for the change in effectiveness assessment methodology.

10. Please refer to our previous comment 8 in our letter dated July 3, 2007. Please tell us how you concluded it was appropriate to use the critical terms match strategy for your hedges of forecasted issuance (rollover) of fixed rate short term liabilities. Please provide sample documentation for this hedging relationship.

11. Please provide us with the following additional information regarding the use of the critical terms match approach for your hedges of the benchmark interest rate on the forecasted issuance (rollover) of fixed rate short-term liabilities:

- Tell us the specific types of short-term liabilities you hedge using this strategy.

- Tell us whether the group of liabilities that is being hedged in this rollover strategy has the exact same interest rate reset dates and maturity dates.

- Confirm that when you state that the critical terms "match," your policy requires the terms to "exactly match."

12. For your rollover hedges of forecasted issuances, please tell us the period over which your forecasted issuances are expected to occur.

13. Please tell us the impact of the guidance from the March 2007 EITF meeting on Citigroup's accounting for your critical terms matched hedging strategies.

14.   Please tell us if DIG Issue G2 is applied to situations where the gross purchase of
       the product with the derivative itself does not occur. Specifically, please tell us
       whether there are any circumstances where the product is actually purchased in
       the market and the derivative is net settled.

15.   Please refer to our previous comment 10 in our letter dated July 3, 2007. Please
       tell us if you have had any change in methodology from using DIG Issue H8 since
       January 1, 2004. Additionally, please tell us whether you have ever been required
       to redesignate the derivative, and if so, the circumstances surrounding such
       instances.

16.   Please refer to our previous comment 11 in our letter dated July 3, 2007. Given
       your daily assessment period for certain of your hedges of changes in fair value of
       fixed rate debt due to changes in benchmark interest rate, it is unclear how you
       have concluded that hedge accounting could continue to be applied on the days
       that the dollar-offset ratio calculated for the retrospective test falls outside the 80-
       125% range. Furthermore, it is unclear as to how you concluded that you could
       continue to support hedge accounting on those days simply because the dollar
       offset ratio proves effective in subsequent daily retrospective assessments and
       continues to be expected to be effective in prospective assessment. Specifically,
       tell us your basis in the accounting literature to support this conclusion.

17.   Please refer to our previous comment 11 in our letter dated July 3, 2007. As
       previously requested, please provide the following information:

       • Please tell us each critical term of both the hedging instrument and the
          hedged item, including the timing of settlement payments, and,

       • If the settlement dates of the hedged item and the hedging instrument
          differ by greater than one month, please tell us the following:

             o Whether you have performed an analysis of your existing
                critical-terms-match hedging relationships;

             o Whether you have confirmed the reasonableness of your original
                assessments that the hedging relationship is highly effective, and
                that any ineffectiveness is de minimis; and,

             o Whether you have made a quantitative assessment to determine
                that ineffectiveness has been de minimis.

       Additionally, please tell us what you mean when you say that you do not
       "specifically exclude" any terms from consideration in the application of the
       matched terms method.

18.   Please tell us whether you have any hedging relationships where you are hedging interest rate risk for the forecasted issuances of deposit products arising from a rollover strategy, consistent with the strategy outlined in DIG Issue G19 and G26. Specifically, tell us whether this strategy is applied to any deposit products, such as money market accounts or sweep accounts. If so, please tell us how you concluded that these products qualified for benchmark interest rate hedging given the restriction in paragraph 29(h) of SFAS 133.

General

19.   Please tell us whether you changed the method in which you were valuing any of your financial instruments during the quarter as compared to the prior quarter. If so, please tell us the following:

*   Why you changed your valuation methodology;

*   A description of the method used historically;

*   A description of the method used during the current period;

*   Whether you would have obtained significantly different results had you continued to use the same methodology historically used.

Form 10-Q for the period ended June 30, 2007

Consolidated Financial Statements

Note 7. Restructuring, page 57

20.   Please refer to our previous comment 12 in our letter dated July 3, 2007. We note your disclosures provided in your Form 10-Q regarding the restructuring charge. Please confirm whether the allocated amounts are included in the respective line items within your results of operations and in your presented measures of profit or loss for each segment. If not, please disclose why not. Alternatively, please revise to include such amounts in your segment disclosures.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief